Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Cogo Group, Inc.:

We consent to the incorporation by reference in the registration statement (Nos. 333-164699, 333-144326 and 333-125696) on Form S-8 of Cogo Group, Inc. of our reports dated March 16, 2011, with respect to the consolidated balance sheets of Cogo Group, Inc. and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of income and comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2010 and the effectiveness of internal control over financial reporting as of December 31, 2010, which reports appear in the December 31, 2010 annual report on Form 10-K of Cogo Group, Inc. and to the reference to our firm under the heading “Selected Financial Data” in the annual report.

/s/ KPMG

Hong Kong, China

March 16, 2011